September 21, 2007

Mail Stop 4561

Kyu Sul Choi
So-Hyun Park
IR Team
Kookmin Bank
36-3, Yeoido-dong
Yeongdeungpo-gu
Seoul 150-758, Korea

>   **RE: Kookmin Bank**
>   **Form 20-F for the Fiscal Year Ended December 31, 2006**
>   **File No. 1-15258**

Dear Mr. Choi and Ms. Park:

  We have completed our review of your Form 20-F and have no further comments at this time.

>   Sincerely,

>   Donald Walker
>   Senior Assistant Chief Accountant